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SEC Mail Processing
FEB 28 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/16/2017 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tellson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19800 MacArthur Blvd., Suite 650
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Boyd-Jones 949-220-6550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Andrew Boyd-Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tellson Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SEE ATTACHED JURAT

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange } s.s.

Subscribed and sworn to (or affirmed) before me on this 19th day of February (Month),

20 19, by Andrew Boyd Jones (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

PHILLIP PALAZUELOS
Notary Public - California
Orange County
Commission # 2154041
My Comm. Expires Jun 17, 2020

For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audit Report - Oath or Affirmation

containing 2 pages, and dated ___

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

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☐ Affiant(s) Thumbprint(s) ☐ Describe: ____

TABLE OF CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Tellson Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Tellson Securities, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the fourteen months then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Tellson Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the fourteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tellson Securities, Inc.'s management. My responsibility is to express an opinion on Tellson Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Tellson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Tellson Securities, Inc.'s auditor since 2018.

Tarzana, California

February 19, 2019

TELLSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets		
Cash	$	28,760
Prepaid Expenses		556
Deposits		3,200
Total assets	$	32,516
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts Payable	$	-
Accrued expenses		-
Total current liabilities		-
Stockholders' equity		
Common stock, par value $1.00, 10,000 shares authorized, issued and outstanding		8
Additional paid-in capital		151,492
Retained earnings (deficit)		(118,984)
Total stockholders' equity		32,516
Total liabilities and stockholders' equity	$	32,516

See Accompanying Notes to the Financial Statements

TELLSON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2018

Revenues:		
Investment Banking Fees: M&A Advisory	$	277,488
Billable Expense Income		662
Interest Income		7
Total revenue		278,157
Expense:		
Bank Charges		937
Commission and brokerage fee		94,300
Consulting Fees		84,669
Legal & professional		9,173
Regulatory fee		31,528
General office expense		79,087
Insurance		41,120
Travel & Entertainment		19,390
Other Expenses		3,170
Total expenses		363,374
Income (loss) from operation		(85,217)
Income tax benefit (expense):		
State Taxes		(1,600)
Total income tax expense		(1,600)
Net income (loss)	$	(86,817)

See Accompanying Notes to the Financial Statements

TELLSON SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2018

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained earnings (Deficit)**	**Total**
Balance, October 31, 2017	6,000	$ 8	$ 151,492	$ (32,167)	$119,333
Net Income (loss)	-	-	-	(86,817)	(86,817)
Balance, December 31, 2018	6,000	$ 8	$ 151,492	$(118,984)	$ 32,516

See Accompanying Notes to the Financial Statements

TELLSON SECURITES
STATEMENT OF CASH FLOW
FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2018

		2018
Operating activities		
Net income (loss)	$	(86,817)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
		-
Change in working capital components:		
Accounts Payable		(2,036)
Prepaid Expenses		(566)
		-
Net cash provided (used) by operating activities		(89,419)
Increase in cash and equivalents		(89,419)
Cash at 10/31/17		118,179
Cash at 12/31/18	$	28,760
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	1,600

See Accompanying Notes to the Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tellson Securities Inc., (the "Company"), was formed in November 23, 2016, in the State of Delaware as a "C" corporation under the name 41 North Securities. The Company changed its name to Tellson Securities, Inc. on March 7, 2018. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") as of November 16, 2017. The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income,
are components of comprehensive income.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

During the fourteen months ending on December 31, 2018, Thirteen clients accounted for 100 percent of the company's revenues.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The management has reviewed the results of operations for the period of time from its December 31, 2018 through February 19, 2019 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016 and 2017.

The Company, with the consent of its Stockholders, has elected to be an C Corporation and accordingly, is subject to tax on the Company's taxable income.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no levels to measure at December 31, 2018.

TELLSON SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2018

Note 2: ASC 606 REVENUE RECOGNITION:

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company [Firm] recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company [Firm] from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company [Firm] generates its revenue. For more detailed information about reportable segments, see below

Investment Banking Fees; M&A Advisory: This includes revenue from both Private Placements and Mergers & Acquisitions services.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company [Firm] may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company [Firm] will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company [Firm] will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company [Firm] can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company [Firm] will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale).

This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: COMMITMENTS AND CONTINGENCIES:

The Company currently has a lease on Office space located at 19800 MacArthur Boulevard Suite 650, Irvine California 92612. For the Fourteen Months ending December 31, 2018 the Company had paid $58,529. This lease ends on July 31, 2019. The total remaining payments due on this lease total $42,826 for 2019.This lease expense is partially off set by a month to month sublease of $1,000.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a first-year broker/dealer. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $28,760, which was $23,760 in excess of its required net capital of the greater of $5,000 or 6.2/3% of Aggregate Indebtedness(which was $0.00 as of December 31, 2018); and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker dealer.

TELLSON SECURITIES
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2018

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	32,516	
Deduction and charges:			
Non-allowable fixed asset		-	
Non-allowable other assets		3,756	
Net capital before haircut charges		28,760	
Haircut on securities:			
Marketable securities		-	
Other		-	
Net Capital	$	28,760	
Aggregate Indebtedness:			
Accrued expenses	$	-	
Payroll and payroll taxes payable		-	
Total aggregate indebtedness	$	-	
Computation of Basic Net Capital Requirement:			
Minimum net capital required	$	5,000	
Net capital		28,760	
Excess net capital	$	23,760	
Excess net capital at 1000%	$	23,760	
Ratio: Aggregate indebtedness to net capital			0

*There was no changes from the Company filed Focus Report and this audit report.

TELLSON SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements.

TELLSON SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

Assertions Regarding Exemption Provisions

Tellson Securities, Inc., a Delaware corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

Andrew Boyd-Jones
President

February 19,2019

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Tellson Securities, Inc.
Irvine, California

I have reviewed management's statements, included in the accompanying Tellson Securities, Inc. Exemption Report in which (1) Tellson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tellson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Tellson Securities, Inc. stated that Tellson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Tellson Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Tellson Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2019